Filed by Brookfield Real Assets Income Fund Inc. (File No. 811-23157)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6 under the Securities Act of 1934, as amended

Subject Companies:

Brookfield Mortgage Opportunity Income Fund Inc.

File No. 811-22773

Shareholder Services

Shareholder Name

Address 1

Address 2

Address 3

TIME IS RUNNING OUT!

Re: Brookfield Mortgage Opportunity Income Fund Inc.

Dear Shareholder:

When we last spoke with you by phone, you had asked to be placed on our “Do Not Call” list.   We have respected your wishes and have not called you back.  However, we are still in need of a response from you concerning an important initiative your Fund is undertaking.

The deadline for a response from you is 9:00 PM on Thursday, September 15, 2016.

It is very important that we speak to you regarding this matter.  The call will only take a few moments of your time and there is no confidential information required.

Please contact us toll-free at 1-800-330-5136 Extension 10866 by 9:00 p.m. Eastern on Thursday, September 15, 2016.  At the time of the call please reference the number listed below.

Thank you in advance for your attention to this important matter.

Sincerely,

Brian F. Hurley
President

REFERENCE NUMBER: 123456789

Brookfield Mortgage Opportunity Income Fund Inc.

Brookfield Place, 250 Vesey Street, 15th Floor • New York, New York 10281